Diodes Incorporated
15660 North Dallas Parkway
Suite 850
Dallas, TX 75248
Phone Number: 972-385-2810
Fax Number: 972-385-2315
August 28, 2008
VIA EDGAR AND OVERNIGHT MAIL
Mr. Gary Todd
Reviewing Accountant
Mail Stop 6010
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0306

Re:	Diodes, Incorporated Form 10-K for the fiscal year ended December 31, 2007 Filed February 29, 2008 Form 10-Q for the quarter ended June 30, 2008 Form 8-K dated August 7, 2008 Filed August 11, 2008
Dear Mr. Todd:
     This letter sets forth the responses of Diodes Incorporated (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 14, 2008, with respect to the above referenced filings.
     For the convenience of the Staff, the Company has set forth below the text of each of the Staff’s comments included in the Comment Letter followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2007
Controls and Procedures, page 48
1.	We note that management has concluded that disclosure controls and procedures are effective “to provide assurance that material information relating to the Company (including its consolidated subsidiaries) require to be included in this report is made known to them.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).
Response:
In its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, the Company conformed its statement concerning the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures to Rule 13a-15(e). The Company intends to use this formulation in future filings.
Financial Statements
Note 8 — Bank Credit Agreements and Long-Term Debt, page 70
2.	We note that you have disclosed $68 million in available credit facilities. The table of credit facilities lists only $58.1 million in unused and available credit in three facilities. As there appear to be no borrowings against these facilities, in future filings please reconcile the difference between the two amounts.
Response:
In future filings, the Company’s disclosure will be revised to include any necessary reconciliations.
Note 13 — Income Taxes, page 74
3.	In future filings please disclose the amount of domestic and foreign pre-tax accounting income. Refer to Rule 4-08(h) of Regulation S-X.
Response:
In future filings, the Company’s disclosure will be revised to disclose the amount of domestic and foreign pre-tax accounting income.
Note 13 — Income Taxes, page 74
4.	In future filings please disclose the aggregate dollar and per share effects of the tax holidays described in this footnote. Refer to SAB Topic 11-C.

Response:
In future filings, the Company’s disclosure will be revised to disclose the aggregate dollar and per share effects of the tax holidays.
Form 10-Q as of June 30, 2008
Note E, Fair Value Measurements, page 12
5.	In future filings, please clarify the disclosures for your auction rate securities by explaining the pricing models and significant assumptions used in the valuation, such as discount rates, interest rates, illiquidity adjustments, and other significant assumptions. Please describe the inputs and the information used to develop the inputs. Refer to paragraph 32 of SFAS 157.
Response:
In future filings, the Company’s disclosure will be revised to disclose significant assumptions used in the valuation. Please see the Company’s response to Comment number 6 for information regarding the inputs and a proposed disclosure to be used in future filings.
Form 10-Q as of June 30, 2008
Note E, Fair Value Measurements, page 12
6.	As a related matter, please explain to us how you determined the fair value of the auction rate securities as of June 30, 2008. In that regard, tell us how you considered and weighted the various sources of information cited in the paragraph beginning: “Due to the lack of observable market quotes on our $320.7 million ARS portfolio...” on page 13. Also, clarify the nature of the “third party information” considered and the modeling techniques and assumptions applied.
Response:
The Company has engaged the services of an independent third party to assist the Company in valuing its ARS portfolio. As such, the Company considered the speech given by Stephanie L. Hunsaker, Associate Chief Accountant, Division of Corporation Finance U.S. Securities and Exchange Commission at the 2007 AICPA National Conference on Current SEC and PCAOB Developments related to consents and experts. The Company does not view the third party as an independent valuation firm or expert as contemplated in this speech. The Company notes that the speech states that the rationale for naming an expert in the report is because management is referring to the use of an expert, and may be transferring some, or perhaps all, of the responsibility for an item in their financial statements. This is not the case in relation to the fair value of the Company’s ARS portfolio. The Company takes full accountability for the fair value of its ARS portfolio and the utilization of the third party is one source of information in its fair value process. The Company will remove references to the independent third party valuation firm in its future filings with the Commission. In determining the fair value of the ARS portfolio, the Company considered the following as its main inputs in valuing the ARS portfolio:
•	relevant future market conditions;

•	underlying financial condition and credit quality of the issuer and bond insurer;

•	the percent of the ARS portfolio that is guarantied by the Family Education Loan Program;

•	maturity of the ARS; and

•	market activity of similar securities.
The Company intends to replace the paragraph beginning with “Due to lack of observable market quotes on our $320.7 million ARS portfolio...” with the following in future filings:
Due to lack of observable market quotes on our $320.7 million ARS portfolio, the fair value measurements have been estimated using Level 3 inputs. The fair value was based on factors that reflect assumptions market participants would use in pricing, including, among others: relevant future market conditions including those that are based on the expected cash flow streams, the underlying financial condition and credit quality of the issuer and bond insurer, the percent of the Federal Family Education Loan Program (“FFELP”) guaranty, and the maturity of the securities, as well as the market activity of similar securities. The valuation of our ARS investment portfolio is subject to uncertainties that are difficult to predict and the future actual market prices may differ materially (see Note F — Short-term and Long-term Investments).
Form 10-Q as of June 30, 2008
Note E, Fair Value Measurements, page 12
7.	In future filings please disclose the maximum contractual default rate and the current interest rate on the auction rate securities as the end of each period and clarify whether interest is being collected currently.
Response:
In future filings, the Company’s disclosure will be revised to include the maximum contractual default rate and current interest rate on the auction rate securities as of the end of the period and the current status of interest being collected.
Note M — Business Acquisitions, page 22
8.	With respect to Zetex, you indicate that you have engaged a third party to perform a “comprehensive independent valuation of the assets acquired and liabilities assumed.” Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced valuation. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to name the independent valuation firm in future 1934 Act filings. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you may also need to include the consent of the independent valuation firm as an exhibit to the registration statement.
Response:
The Company has engaged the services of an independent third party valuation firm to assist it in determining the valuation of the assets acquired and liabilities assumed in conjunction with the Zetex acquisition. The information provided by the independent third party valuation firm will be considered by the Company in determining the final purchase price allocation, but will not be the sole basis for the allocation. As stated in the response to Comment number 6, the Company notes that the speech given by Stephanie L. Hunsaker states that the rationale for naming an expert in the report is because management is referring to the use of an expert, and may be transferring some, or perhaps all, of the responsibility for an item in their financial statements. This is not the case in determining the fair value used to allocate the purchase price. The Company will take full accountability for the fair value used to allocate the purchase price and the utilization of the third party is one source of information in its fair value process. Accordingly, while the Company will consider the information provided by the independent third party valuation firm, it will not rely solely upon that which was provided. The Company’s intent was to describe the diligence of its valuation process and not to have the independent third party valuation firm act as an expert with respect to the Company’s valuation of the assets acquired and liabilities assumed in conjunction with the Zetex acquisition. The Company will remove references to the independent third party valuation firm in its future filings with the Commission. As the result of the foregoing, the Company believes it will not be required to obtain a written consent from the independent third party valuation firm as an exhibit to any such registration statement.
Note N — Long-term Borrowings — Margin Loan, page 23
9.	Tell us and in the future filings please disclose why you believe that the margin loan will not be called within the next twelve months. Please also clarify the basis in GAAP for classification as long-term.
Response:
The Company intended to fund the acquisition of Zetex by liquidating part of its ARS portfolio, which is held in an UBS account. Due to the failure of the Dutch auctions, the Company was unable to liquidate its ARS and entered into an irrevocable Standby Letter of Credit (“Letter of Credit”) with UBS for $165 million. In connection with the acquisition of Zetex, the Company drew $165 million on the Letter of Credit creating a margin loan. The margin loan is secured by the ARS portfolio, which is classified as a non-current asset. There are no scheduled principal payments and the margin loan does not contain covenants. The Company believes the margin loan will be available to the Company as long as the ARS are illiquid and believes that the likelihood of UBS calling the margin loan within the next twelve months is remote.
The margin loan has no maturity date and is tied to the Company’s ARS portfolio, which is classified as non-current assets. The Company analyzed circumstances to a subjective acceleration clause in a long-term credit agreement in accordance with FASB Technical Bulletin 79-3, Subjective Acceleration Clauses in Long-Term Debt Agreements (“TB No. 79-3”). TB No. 79-3 states that in some situations long-term debt subject to acceleration clauses should be reclassified as current liabilities, while in other situations the reclassification to current liability would not be required where the likelihood of the acceleration is remote.
The Company also took into consideration Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 3A, paragraph 7, as amended by FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“FAS 158”), which states “The term current liabilities is used principally to designate obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities.” The source of repayment, if the margin loan was to be called, would be for UBS to charge the Company’s ARS portfolio, which are non-current assets.
In addition, UBS has reached a tentative settlement agreement with the Commission and various state regulators. Under the terms of the agreement, UBS will provide the following to the Company:
•	Allow the Company to redeem its ARS portfolio at par value beginning June 30, 2010.

•	Any outstanding borrowing on the Company’s margin loan at June 30, 2010 will be paid off with redeemed ARS first.

•	Between now and June 30, 2010, the Company can borrow up to 75% of the market value of the ARS portfolio.

•	The interest rate on the margin loan will be equal to the amount of interest income earned on the collateralized ARS, thus netting to zero interest expense for the margin loan. This net cost lending on the margin loan will go into effect on September 2, 2008.

•	The Company will continue to earn interest income on the non-collateralized ARS balance.
The above terms of the settlement agreement further support the Company’s belief that the likelihood of the acceleration of the margin loan is remote.

Form 8-K dated August 7, 2008
10.	We see disclosure of non-GAAP measures of adjusted net income and adjusted earnings per share in a bullet point at the beginning of the earnings release. When presenting a non-GAAP measure you should present the comparable GAAP measure with equal or greater prominence. Please refer to S-K Item 10(e)(i) and appropriately revise future earnings releases.
Response:
In future earnings releases, the Company’s disclosure will present each GAAP measure with equal or greater prominence to any comparable non-GAAP measure.
Form 8-K dated August 7, 2008
11.	Under “Adjusted Net Income” you indicate that net income is adjusted solely for stock-based compensation and restructuring costs. In future earnings releases please also clarify the nature of the “Other Adjustments” included in the reconciling table below the narrative.
Response:
In future earnings releases, the Company will ensure that all adjusted net income items are included in the disclosure language.
Form 8-K dated August 7, 2008
12.	Your non-GAAP financial measures of adjusted net income and adjusted net earnings per share appear to eliminate operating costs that are or could be recurring, such as stock-based compensation. Accordingly, please tell us and in future earnings releases disclose why you believe your non-GAAP financial measures provide investors with a “better depiction of the Company’s operating results” and “a more informed baseline for modeling future earnings expectations.” Please also tell us and in future earnings releases disclose why you believe that the non-GAAP measures enable investors to “more thoroughly evaluate our current performance as compared to past performance” and why you believe that the non-GAAP measures provide investors with a “more informed baseline for modeling the Company’s future financial performance.”
Response:
The Company’s response to Comment number 12 is included in the response to Comment number 13. In addition, in future filings, the Company will not include items of a recurring nature, such as stock-based compensation. Please see the proposed changes to the “Adjusted Net Income” paragraph included in the response to Comment number 13.
Form 8-K dated August 7, 2008
13.	As a related matter, since your measures of adjusted net income and adjusted earnings per share exclude recurring operating costs, such as stock compensation, please expand future releases to disclose the following:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measures; and,

•	the substantive reason why management believes the non-GAAP financial measure provides useful information to investors.
Please ensure that your disclosures are specific to the actual measures disclosed and used by management. Refer to S-K Item 10(e)(i) and Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial measures. Your response should show us how you intend to apply this comment.
Response:
The Company intends to include the following sample disclosure to its earnings releases in the future:
ADJUSTED NET INCOME
This measure consists of generally accepted accounting principles, or GAAP, net income, which is then adjusted solely for the purpose of adjusting for restructuring costs and other adjustments, as discussed below. Excluding the restructuring costs and the other adjustments provides investors with a better depiction of the Company’s operating results and provides a more informed baseline for modeling future earnings expectations. We exclude the above items to evaluate our operating performance, to develop budgets, determine incentive compensation awards and to manage cash expenditures. Presentation of the above non-GAAP measures allows investors to review the Company’s results of operations from the same view point as our management and Board of Directors. We have historically provided similar non-GAAP financial measures to provide inventors an enhanced understanding of our operations, facilitate investors’ analysis and comparisons of our current and past results of operations and provide insight into the prospects of our future performance. We also believe that the non-GAAP measures are useful to investors because they provide additional information that research analysts use to evaluate semiconductor companies. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results and may differ from measures used by other companies. We recommend a review of net income on both a non-GAAP basis and GAAP basis be performed to get a comprehensive view of our results. We provide a reconciliation of adjusted net income to GAAP net income below.
Detail of non-GAAP adjustments:
Restructuring — The Company has recorded various restructuring charges to reduce our cost structure to enhance operating effectiveness and improve profitability. These restructuring activities impacted different functional areas of our operations in different locations and were undertaken to meet specific business objectives in light of the facts and circumstances at the time of each restructuring event. These charges include costs related to the consolidation of our analog wafer probe and final test operations from Hsinchu, Taiwan to our manufacturing facilities in Shanghai, China which primarily consisted of termination and severance costs and impairment of fixed assets. These restructuring charges are excluded from management’s assessment of our operating performance. We believe that the exclusion of the non-recurring restructuring charges provides investors an enhanced view of the cost structure of our operations and facilitates comparisons with the results of other periods that may not reflect such charges or may reflect different levels of such charges.
Other Adjustments — The Company incurred a one-time non-cash currency hedge loss related to the Zetex acquisition. This currency hedge loss is excluded from management’s assessment of our operating performance. We believe that the exclusion of the non-recurring currency hedge loss provides investors an enhanced view of the one-time other adjustments that the Company may incur from time to time and facilitates comparisons with the results of other periods that may not reflect such charges.
ADJUSTED EARNINGS PER SHARE
This non-GAAP financial measure is the portion of the Company’s GAAP net income assigned to each share of stock, excluding restructuring costs and other adjustments, as described above. Excluding the restructuring costs adjustments and the other adjustments provides a more informed baseline for modeling future earnings expectations as described in further detail above. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results and may differ from measures used by other companies. We recommend a review of diluted EPS on both a non-GAAP basis and GAAP basis be performed to get a comprehensive view of our results. Information on how these share calculations are made is below.

Form 8-K dated August 7, 2008
14.	It appears that you have disclosed EBITDA as a measure of performance as opposed to a measure of liquidity. Please tell us why you believe it is appropriate in your circumstances to present EBITDA as a measure of performance, including how you use this measure in evaluating the performance of your business. In that regard, EBITDA excludes certain recurring expenses, accordingly, please also explain how your disclosures consider the guidance from Questions 8 and 15 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial measures.
Response:
The Company believes EBITDA provides useful information regarding its performance because it isolates the operating results without regard to its financing methods, capital structure or the historical cost basis of its assets. As a result, this measure provides investors with a helpful tool for comparing the operating performance of the Company with the performance of other companies that have utilized different financing methods, have different capital structures and different operating assets. In addition, by removing the arbitrary and sometimes subjective judgments that are incorporated into calculating depreciation and amortization, such as useful lives, residual values or the varying methods of depreciation, EBITDA provides a better sense of the operating performance of the Company, particularly considering the life spans of some of its operating assets. In addition, the Company has consistently been requested to provide such information to investors, analysts and lending institutions in extending credit. Therefore, the Company believes that the EBITDA measure is a useful tool for analyzing the underlying performance of the Company.
The Company does not believe its use of EBITDA should be confused with cash flow measurements provided in a cash flow statement. All cash outlays and inflows, including purchases of property, plant and equipment, advances on line of credit and proceeds and repayments of long-term debt should be considered when evaluating the liquidity of the Company. Since these items are excluded from the Company’s EBITDA calculations, the Company does not believe it is reasonable to consider EBITDA a liquidity measurement. Additionally, as uncertainties in the credit and capital markets continue, the liquidity of the Company’s ARS portfolio is uncertain, which is a major factor in its financial flexibility. The ARS portfolio has never been included the Company’s EBITDA calculation, confirming that it would not be fairly used as a liquidity measure.
After reviewing Question 8 to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company intends to use the following sample disclosure in describing EBITDA in its future earnings releases (the primary changes are underlined):
EBITDA represents earnings before net interest expense, income tax provision, depreciation and amortization. Our management believes EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties, such as financial institutions in extending credit, in evaluating companies in our industry and provides further clarity on our profitability. In addition, our management uses EBITDA, along with other GAAP measures, in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing, operating in different income tax jurisdictions, and accounting effects of capital spending, including the impact of our asset base, which can differ depending on the book value of assets and the accounting methods used to compute depreciation and amortization expense. EBITDA is not a recognized measurement under generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, income from operations and net income, each as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as a tax and debt service payments.
The Company believes that it has addressed Question 15 to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it reconciles EBITDA to net income as presented on the Company’s consolidated condensed statements of income.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you or any member of the Staff have any questions regarding the Company’s responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at (805) 446-4800 at your convenience.

Very truly yours,
/s/ Carl Wertz
Carl Wertz
Chief Financial Officer Diodes Incorporated